EXHIBIT 3(a)(i)

New Jersey Department of the Treasury
Division of Revenue
Certificate of Amendment to the
Certificate of Incorporation
(For Use by Domestic Profit Corporations)

Pursuant to the provisions of Section 14A:9-2(4) and Section 14A:9-4(3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

1.    The name of the corporation is:    Synthetic Blood International, Inc.

2.    The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by shareholders of the corporation on the 10th day of April 2002”

Resolved, that Article Fourth of the Certificate of Incorporation be amended to read as follows:

The Capital Stock of the Corporation shall consist of 200,000,000 (two hundred million) shares of common stock having a par value of $0.01 per share, AND 10,000,000 (ten million) shares of undesignated preferred stock; with rights, preferences and privileges of one or more series of the preferred stock without further vote of the shareholders.

3.    The number of shares outstanding at the time of the adoption of the amendment was: 87,767,245. The total number of shares entitled to vote thereon was: 87,767,245.

4.    The number of shares voting for and against such amendment is as follows:

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment
Proposal 1 72,329,182	1,089,557

By:

Robert Nicora, President

Dated this 25th day of June, 2002